September 7, 2021

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington DC 20549

Attention: Ms. Stacie Gorman

Re: Canna-Global Acquisition Corp

Form S-1

Filed August 9, 2021

File No. 333-258619

Dear Ladies and Gentlemen,

On behalf of Canna-Global Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on August 9, 2021 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of Class A common stock of the Company.

Set forth below is the Company’s responses to the Staff’s comment. The response set forth below is based upon information provided to Rimon P.C. For convenience, we have included the specific comment and heading used in the Comment Letter. On behalf of the Company, we advise you as follows:

Form S-1 filed August 9, 2021

Capitalization, page 76

1.	We note that you are offering 20,000,000 shares of common stock as part of your initial public offering of units, but only show 18,883,663 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 20,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: The guidance principally relied upon by the Company is found is found in the following sections of ASC 480-10-S99 (collectively, the “Guidance”):

14. If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date. If the maximum redemption amount is contingent on an index or other similar variable (for example, the fair value of the equity instrument at the redemption date or a measure based on historical EBITDA), the amount presented in temporary equity should be calculated based on the conditions that exist as of the balance sheet date...

1717 K Street NW, Suite 900, Washington, D.C. 20006

15. ....If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

b. Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

18. If classification of an equity instrument as temporary equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument), the existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Prior financial statements are not adjusted. Additionally, the SEC staff believes that it would be inappropriate to reverse any adjustments previously recorded to the carrying amount of the equity instrument (pursuant to paragraphs 14–16) in conjunction with such reclassifications.

The Company believes that the Guidance applies to special purpose acquisition companies and to the facts and circumstances relevant to the Company, as discussed in the following narrative.

First, as detailed in Note 1 to the Company’s financial statements included in the Registration Statement, the Company will provide its stockholders with the opportunity to redeem all or a portion of their shares of Class A common stock, par value $0.000001 per share of the Company (the “Public Shares”) upon the completion of a business combination either (i) in connection with a stockholder meeting called to approve the business combination or (ii) by means of a tender offer. In the event of redemption, the stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Company’s trust account at Continental Stock Transfer & Trust (the “Trust Account”), which is anticipated to be $10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay any tax obligations.

Although the Company does not specify a maximum redemption threshold, its Amended and Restated Certificate of Incorporation provides that in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its Public Shares or the related initial business combination, and instead would search for an alternate initial business combination.

In accordance with the accounting guidance provided in ASC 480, ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Accordingly, all of the 20,000,000 Public Shares would only be redeemable upon a liquidation event.

In contrast, with respect to a redemption in connection with a business combination, the Company will allow for a variable number of shares to be redeemed as long as its stockholders’ equity remains at least $5,000,001. In accordance with the guidance of ASC 480, the number of shares that can be redeemed at the option of the holder is classified outside of the permanent equity. Accordingly, in accordance with the Company’s Amended and Restated Certificate of Incorporation, the Company will proceed with an initial business combination only in the event that the number of public stockholders who exercise their redemption rights does not cause stockholders’ equity to fall below $5,000,001.

With regards to the 18,883,663 Public Shares subject to possible redemption, the Company has disclosed in its Capitalization table the number of shares that may be redeemed in connection with a business combination without causing the Company stockholders’ equity to fall below $5,000,001. Any potential share redemptions in excess of these amounts would not be approved by the Company and the initial business combination would fail. Thus, the event triggering the redemption would be cancelled and the shares no longer subject to redemption.

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The accounting for the Company’s issuance of the Public Shares follows the guidance (the “Guidance”) prescribed in ASC 480 “Distinguishing Liabilities from Equity” and Rule 5-02(27) of Regulation S-X. Rule 5.02(27) requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all equity securities, do not result in a security being classified outside of permanent equity.

The Company believes that such Guidance applies to special purpose acquisition companies and to the facts and circumstances relevant to the Company, as the Company is precluded from redeeming Public Shares in connection with a business combination if redeeming all of the Public Shares for which redemption has been requested would cause the Company to fall below the requirement that at least $5,000,001 of minimum net tangible assets is maintained in a business combination.

Accordingly, only that number of Public Shares which, if redeemed for a pro rata portion of the trust account, would not cause Company to have net tangible assets of less than $5,000,001 will be classified outside of permanent equity as these shares and their related obligation represent the extent these Public Shares can be redeemed and the business continue in existence.

These limitations and procedures are disclosed throughout the Registration Statement. Thus, every investor shall be aware of these limitation and procedures, which are a material component of the offering terms of the Public Shares with each investor.

Accordingly, the Company has determined that adjusting the number of Public Shares to the maximum number of shares redeemable is most consistent with the above Guidance.

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Please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C. with any questions or comments regarding this letter.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

Cc:	Ameen Hamady
Wilson Lee
Brigitte Lippmann

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